

Advantage Announces Annual Meeting Voting Results on Election of Directors

May 26, 2016

(TSX: AAV, NYSE: AAV)

CALGARY, ALBERTA, May 26, 2016 – Advantage Oil & Gas Ltd. ("**Advantage**") is pleased to announce that on May 26, 2016 it held its annual general meeting of shareholders (the "**Meeting**"). A total of 142,824,669 common shares (approximately 77.43% of the outstanding common shares) were represented at the Meeting in person or by proxy.

At the Meeting, shareholders approved the election of six nominees as directors of Advantage to serve until the next annual meeting of shareholders or until their successors are elected or appointed, with the number and percentage of common shares represented at the Meeting voting by way of ballot in favour or withheld from voting for the individual nominees as follows:

	FOR		WITHHELD	
	Number	Percentage	Number	Percentage
Stephen E. Balog	133,196,188	99.12%	1,187,171	0.88%
Grant B. Fagerheim	132,793,646	98.82%	1,589,713	1.18%
Paul G. Haggis	133,181,516	99.11%	1,201,843	0.89%
Andy J. Mah	133,621,018	99.43%	762,341	0.57%
Ronald A. McIntosh	132,757,809	98.79%	1,625,550	1.21%
Jill T. Angevine	133,180,524	99.10%	1,202,835	0.90%

For complete voting results, please see our Report of Voting Results available on SEDAR at www.sedar.com.

For further information contact:

Craig Blackwood
Vice President, Finance and Chief Financial Officer
(403) 718-8005
or
Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
300, 440 - 2nd Avenue S.W.
Calgary, Alberta
T2P 5E9
Phone: (403) 718-8000
Fax: (403) 718-8332
Web Site: www.advantageog.com
E-mail: ir@advantageog.com